Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-232144
Dated November 30, 2020

ACCELERATED RETURN NOTES® (ARNs®)

ARNs® Linked to a Basket of Five Technology Sector Stocks
Issuer	Barclays Bank PLC (“Barclays”)
Principal Amount	$10.00 per unit
Term	Approximately 14 months
Market Measure	An equally weighted basket of five technology sector stocks comprised of the common stocks of Facebook, Inc. (Nasdaq symbol: “FB”), Amazon.com, Inc. (Nasdaq symbol: “AMZN”), Apple Inc. (Nasdaq symbol: “AAPL”), Netflix, Inc. (Nasdaq symbol: “NFLX”) and Alphabet Inc. (Nasdaq symbol: “GOOGL”) (each, a “Basket Stock”).
Payout Profile at Maturity	• 3-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value • 1-to-1 downside exposure to decreases in the Market Measure, with up to 100% of your principal at risk
Capped Value	[$11.92 to $12.32] per unit, a [19.20% to 23.20%] return over the principal amount, to be determined on the pricing date.
Interest Payments	None
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/312070/ 000095010320023293/dp141696_424b2-3637baml.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

•	Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Basket Stocks.

•	Payments on the notes, including repayment of principal, are subject to the credit risk of Barclays and to the risk of exercise of any U.K. Bail-in Power or any other resolution measure by the relevant U.K. resolution authority. If Barclays becomes insolvent, is unable to pay its obligations, or any other resolution measure is exercised, you may lose your entire investment.

•	The initial estimated value of the notes on the pricing date will be less than their public offering price.

•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

•	Changes in the prices of the Basket Stocks may offset each other.

•	We, MLPF&S, BofAS and our respective affiliates do not control any company included in the Basket and have not verified any disclosure made by any other company. The companies included in the Basket will have no obligations relating to the notes.

•	You will have no rights of a holder of the Basket Stocks, and you will not be entitled to receive shares of the Basket Stocks or dividends or other distributions by the issuers of the Basket Stocks.

•	The Redemption Amount will not be adjusted for all corporate events that could affect a Basket Stock.

•	The Basket is concentrated in the information technology sector; an investment in the notes involves certain risks associated with an investment in companies in the information technology sector.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)). The graph and table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$0.00	-100.00%
-50.00%	$5.00	-50.00%
-40.00%	$6.00	-40.00%
-30.00%	$7.00	-30.00%
-20.00%	$8.00	-20.00%
-10.00%	$9.00	-10.00%
-6.00%	$9.40	-6.00%
-3.00%	$9.70	-3.00%
0.00%	$10.00	0.00%
2.00%	$10.60	6.00%
7.07%	$12.12(1)	21.20%
10.00%	$12.12	21.20%
20.00%	$12.12	21.20%
30.00%	$12.12	21.20%
40.00%	$12.12	21.20%
50.00%	$12.12	21.20%
60.00%	$12.12	21.20%

(1)	The Redemption Amount per unit cannot exceed the hypothetical Capped Value.

Barclays Bank PLC (Barclays) has filed a registration statement (which includes a prospectus) with the Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that Barclays has filed with the SEC for more complete information about Barclays and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Barclays's Central Index Key, or CIK, on the SEC website is 312070. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. Barclays faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.